Exhibit 4.80

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on March 14, 2024, regarding Fazenda Chaparral

Parties: Imobiliária Cajueiro Ltda., as seller, and Sérgio Figueiredo Freire, Simoni Campagnoli Freire, Nilaine Freire Rando, and Sérgio Rando, as buyers (the “Parties”), and BrasilAgro, as consenting party.

Purpose: The Private Instrument of Commitment to Purchase and Sale of Real Properties entered into by the Parties involves an area of 12,323.13 hectares (8,796 arable hectares), located in the city of Correntina, State of Bahia, at a price equivalent of 350 soybeans bags for an arable hectare, in a total amount of 3,012,205 soybeans bags, in seven installments. The first installment, equivalent to 500,000 soybeans bags was paid on March 21, 2024 and the next six installments will be paid by August 31 of each year.